Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

March 4, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Mark C. Shannon

Re:	Sara Lee Corporation (Commission File No. 001-03344)

Form 10-Q for Fiscal Quarter Ended October 2, 2010

Filed November 10, 2010

Dear Mr. Shannon:

This letter responds to the letter dated January 24, 2011 (the “Comment Letter”) containing a comment from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filing of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our response is set out below following the text of the Comment Letter.

Form 10-Q for Fiscal Quarter Ended October 2, 2010

Note 4. Discontinued Operations, page 10

Gain on the Sale of Discontinued Operations, page 11

Comment: We note you retained continuing involvement in a portion of the air care business you sold in July 2010 for a period of approximately 16 months. Based on this disclosure, please provide us with an analysis that supports your determination that the air care business is properly reflected as a discontinued operation, as contemplated by ASC Topic 205-20-55. As part of your response, please cite the authoritative accounting literature you relied upon to support your conclusion.

Response: Sara Lee’s continuing involvement in a portion of the air care business (“Air Care”) is the result of transition services agreements (“TSAs”) it has entered into with the acquirer of the Air Care business and the acquirer of the body care business (“Body Care”) to continue to provide products manufactured out of one plant to both acquirers. These TSA services extend no more than 12 months from the date of closing of the Body Care transaction, which occurred during the corporation’s second quarter of fiscal 2011. During sale negotiations, the acquirer of Air Care contractually agreed to purchase this plant subsequent to the conclusion of the 12 month TSA period of production for the acquirer of Body Care. The corporation initially expected the Body Care sale transaction to close in advance of the closing of the Air Care transaction. However, the Body Care closing was delayed for several months by the European Commission regulatory approval process. As a result of these delays, the sale of Air Care closed prior to the closing of the Body Care transaction, which extended our continuing involvement in Air Care to 16 months versus the originally expected 12 months or less. For purposes of this analysis, the corporation assumed that the acquirer of Body Care will use its full 12 month period to effect an orderly transition of production. An earlier transition may occur, at which time Body Care production would cease at the plant and the acquirer of Air Care would close on its purchase of this remaining plant. At the conclusion of the TSA period, the facility will be sold to the acquirer of Air Care and Sara Lee will have no further continuing involvement in either the Air Care or the Body Care businesses.

Securities and Exchange Commission

March 4, 2011

Sara Lee’s accounting and reporting decisions with respect to its disposed Air Care business were an element of the corporation’s overall assessment of its disposal actions related to its Household and Body Care operating segment (“H&BC”). The corporation committed to disposing its entire H&BC segment and its subsequent disposal actions have led to transactions resulting in sale of the segment to multiple buyers. Execution of all planned disposal activities either has or will result in Sara Lee’s elimination of its activities and involvement in each of the product offerings and businesses contained within H&BC subsequent to closure of each respective H&BC disposal transaction.

In its considerations with respect to reporting discontinued operations for the H&BC segment, the corporation considered the guidance in ASC subtopic 205-20, specifically considering the presentation criteria in ASC section 205-20-45 and the implementation guidance within ASC section 205-20-55. In its considerations of the basic discontinued operations reporting guidance included in paragraph 205-20-45-1 of the ASC, and the definition of a component of an entity included in ASC section 205-20-20, the corporation concluded that the H&BC segment (which initially met held for sale criteria in its entirety) represented a component of Sara Lee for purposes of reporting discontinued operations because its cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the corporation.

Despite the fact that the corporation is disposing of the H&BC segment in multiple sales transactions, the corporation concluded that there is not a requirement that a component held for sale must be sold in a single transaction, notwithstanding the corporation’s requirement to assess potential impairments for the assets and liabilities expected to be included in each respective transaction. Therefore, consistent with guidance included in ASC sections 205-20-45 and 205-20-55, including determinations of continuing cash flows and significance of cash flows and continuing involvement, the corporation’s primary assessment related to the H&BC component. In addition, although not explicitly required within ASC guidance, the corporation also considered continuing involvement guidance for each respective disposal group within the H&BC component.

As a result of continuing involvement related to TSAs, the corporation considered the two conditions included in paragraph 205-20-45-1 regarding elimination of operations and cash flows from ongoing operations and the presence of significant continuing involvement in the disposed operations, as well as the related implementation guidance included in ASC section 205-20-55. In determining whether its component satisfies these two conditions, the corporation assessed the “Four-Step Process” highlighted in paragraph 205-20-55-3. The corporation’s considerations and related conclusions with respect to each of the four questions posed in this paragraph are included below.

Step 1:	Are continuing cash flows expected to be generated by the ongoing entity?

The corporation concluded that cash flows will be generated because it will receive compensation, in accordance with the TSA agreement, from the acquirer for its production transition services.

Securities and Exchange Commission

March 4, 2011

Step 2:	Do the continuing cash flows result from a migration or continuation of activities?

Migration

The corporation concluded that TSA production activities do not represent a migration of cash flows subsequent to deal closings. Except for the limited term TSA production services, which only represent sales to the Air Care acquirer, Sara Lee is completely exiting and eliminating component activities, including its worldwide air care business activities. Therefore, no operations exist subsequent to disposal to which activities could migrate in a manner similar to the circumstances addressed in ASC sub-paragraph 205-20-55-7a.

Continuation

Regarding continuation of activities considerations, Sara Lee continues to produce air care products subsequent to selling Air Care and is selling these products to the Air Care acquirer pursuant to its limited term transition agreement. The corporation considered the fact that the nature of air care production activities subsequent to disposal is significantly different than activities prior to disposal. Prior to disposal, the corporation focused on sales and production forecasting and other marketing and sales activities working in concert to sell products to multiple retail outlets and drive end consumer purchases to maximize both sales volume and profit margins. Subsequent to disposal, the corporation’s production activities are limited to manufacturing products under a limited term agreement for the acquirer of the business at a pre-determined price, in accordance with the TSA agreement. The acquirer determines the scope, volume and timing of production, so all risks related to sales and production forecasts reside with the acquirer. Because of this difference, both the revenue-producing activities and cost-generating activities addressed in ASC paragraph 205-20-55-6 are different subsequent to disposal of the Air Care business.

However, the corporation also considered the fact that a more literal interpretation of the continuation of activities guidance included in ASC paragraphs 205-20-55-4 through 8 would conclude that, regardless of the nature or substance of the activities before or after disposal, if the production activities continue in some capacity, some costs continue to be generated and revenues, in some form, continue to be produced, the activities are assumed continued by the ongoing entity. Although Sara Lee believes that the nature of the activities is an important qualitative consideration, the corporation concluded that despite the change in nature of cash flows and activities resulting from the transition production services, the cost-generating production and presence of transition service revenue represent cash inflows and outflows from the continuation of activities. Therefore, consistent with the requirements of ASC paragraph 205-20-55-14, the corporation evaluated the significance of the continuing cash flows.

Step 3:	Are the continuing cash flows significant?

In accordance with the requirements of ASC paragraph 205-20-55-14, the corporation independently assessed both cash inflows and cash outflows that will continue as a result of the transition production arrangement and used cash flows consistent with those described in ASC paragraph 205-20-55-6. In its analysis of the maximum duration of the TSA period, the corporation determined that the continuing cash flow measures do not exceed 5% of the Household & Body Care component or 20% of the Air Care disposal group. In addition, the corporation considered qualitative factors, including its intent and ability to both eliminate cash flows and discontinue involvement in the activities of the H&BC segment, which will occur upon termination of transition services. Based on these quantitative and qualitative factors, the corporation determined that it will not have significant cash inflows or outflows from the continuation of revenue-producing or cost-generating activities resulting from the transition production services.

Securities and Exchange Commission

March 4, 2011

Step 4:	Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

In its assessment of significant continuing involvement, the corporation considered the general factors included in ASC paragraph 205-20-55-15 related to significant continuing involvement, including the ability to influence the operating or financial policies of the disposed component, and the retention of risk or the ability to obtain benefits from the disposed business. The primary factors to consider are: (a) retained ownership interests in disposed components, and (b) contractual arrangements between an ongoing entity and the disposed component. Sara Lee will not retain an ownership interest in any of the H&BC businesses, including Air Care, but has entered into a limited term contractual arrangement in the form of a TSA with the Air Care acquirer. As a result, the corporation evaluated the terms of this arrangement to determine if it has significant continuing involvement.

In accordance with ASC paragraph 205-20-55-17(b), the corporation determined whether its TSA enables the corporation to exert significant influence over the disposed component’s operating and financial policies, with specific consideration of the four factors noted below. Each identified factor is followed by the corporation’s related considerations.

1.	Significance of the contract or arrangement to the overall operations of the disposed component

The production services provided by the corporation are not significant to the overall operations of the component or the Air Care disposal group. The contract is for a limited term and only provides services during a transition period to effect an orderly transition of production at the Santiga, Spain facility. In addition, the nature of the production services arrangement does not result in the corporation providing critical sales or operating services that would be significant to the disposal group; instead, the transition services are akin to the corporation performing contracted manufacturing for the acquirer.

2.	The extent to which the ongoing entity is involved in the operations of the disposed component

The corporation will not be involved in the operations of the disposed component. The Air Care acquirer is responsible for all operational decision-making, including production volume planning. Sara Lee’s efforts will only consist of operating the production processes at the Santiga, Spain facility until transfer to the acquirer, and the corporation will only sell products directly to the acquirer, resulting in no involvement in operations of the disposed business.

3.	The rights conveyed by the contract to each party

Under the TSA terms, Sara Lee only has a right to receive compensation, in accordance with the TSA agreement. The acquirer will have all economic rights for the disposed operations – the corporation does not retain any additional rights or risks associated with the disposed business.

4.	The pricing terms of the contract or arrangement

Under the TSA, Sara Lee will receive only the compensation set forth in the TSA pricing terms. The pricing terms are not indicative of an ability to influence the operating or financial policies of the disposed business.

Securities and Exchange Commission

March 4, 2011

Based on its assessment of the specific factors identified in ASC subtopic 205-20, which is documented above, the corporation determined that cash flows resulting from TSA arrangements represent indirect cash flows, and are considered to be eliminated. In addition, the corporation concluded that it does not have significant continuing involvement in the disposed component or Air Care disposal group. These determinations resulted in the corporation’s conclusion that the H&BC component (including all related disposal groups) met the ASC paragraph 205-20-45-1 criteria to be classified as discontinued operations.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1.	Sara Lee is responsible for the adequacy of disclosures in the Form 10-Q;

2.	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (630) 598-8275 or via email at john.zyck@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,

/s/ John Zyck
Senior Vice President and Corporate Controller

Cc:	Mark Garvey, Chief Financial Officer

Helen Kaminski, Assistant General Counsel, Corporate & Securities